Filed by First PacTrust Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934
Subject Company: Beach Business Bank

Commission File No.: 333-177652

On December 27, 2011, Beach Business Bank issued the following press release:

Beach Business Bank Shareholders Approve Acquisition by First PacTrust Bancorp,
Inc.

Company Release - 12/27/2011 09:00

MANHATTAN BEACH, CA -- (MARKET WIRE) -- 12/27/11 -- Beach Business Bank (OTCBB: BBBC) today announced that their shareholders approved the Agreement and Plan of Merger between Beach Business Bank and First PacTrust Bancorp, Inc., the holding company for Pacific Trust Bank. Pursuant to the Agreement and Plan of Merger, Beach Business Bank will be acquired by First PacTrust Bancorp, Inc. Beach Business Bank will operate as a subsidiary of First PacTrust Bancorp, Inc.

The transaction is expected to close in mid-year 2012.

“Our shareholders recognized that this transaction is great news for Beach Business Bank shareholders, customers, employees and the communities we serve,” said Robert Franko, President and CEO of Beach Business Bank. “By joining forces with First PacTrust Bancorp, Inc. and Pacific Trust Bank, we combine talented management teams, along with a diversified mix of commercial and industrial (C&I), commercial real estate, SBA and residential lending offerings, so that both banks can better serve our customers and enhance shareholder value.”

Forward-Looking Statements:

Certain statements in this press release, including statements regarding the anticipated development and expansion of Beach Business Bank’s business or the business of the combined company following the proposed transaction, and the intent, belief and current expectations of Beach Business Bank, its directors or its officers, are “forward-looking” statements (as such term is defined in the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995). Such forward-looking statements typically include, but are not limited to, statements about the financial condition, results of operations, earnings outlook and prospects of Beach Business Bank and statements for the period following the completion of the proposed transaction. Such forward-looking statements are subject to risks and uncertainties and therefore Beach Business Bank’s actual results, or the results of the combined company following the proposed transaction, may differ materially from those expressed or implied by such forward-looking statements. The risks and uncertainties that Beach Business Bank and the combined company following the proposed transaction are subject to include, but are not limited to, risks related to the local and national economy, including fluctuations in interest rates and costs and changes in economic policy; the ability of the Beach Business Bank to perform in accordance with its plans; competition; regulatory matters; and other risks detailed in Beach Business Bank’s filings with the State of California Department of Financial Institutions and the Federal Deposit Insurance Corporation. Beach Business Bank cautions readers not to place undue reliance on any forward-looking statements. Beach Business Bank does not undertake, and specifically disclaims any obligation, to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Important Additional Information

In connection with the proposed merger, First PacTrust Bancorp, Inc. filed a Registration Statement on Form S-4 (Registration No. 333-177652) (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) on November 1, 2011, which was declared effective by the SEC on November 9, 2011. The Registration Statement includes the definitive proxy statement of Beach Business Bank, the prospectus of First PacTrust Bancorp, Inc. and other documents relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, ALONG WITH ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS, BECAUSE THOSE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by First PacTrust Bancorp, Inc. may be obtained free of charge from James Sheehy, Corporate Secretary at (619) 691-1519 and documents filed by Beach Business Bank may be obtained free of charge from Ms. Melissa Lanfre, Investor Relations at (310) 802-2919.

Contact:

Beach Business Bank

Robert M. Franko

310-802-2910

Email Contact

or

Melissa Lanfre
310-802-2919